FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2018

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Date: 5 September 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 August 2018	entitled	‘Total Voting Rights’
Exhibit	99.2	Stock Exchange announcement dated	1 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.3	Stock Exchange announcement dated	2 August 2018	entitled	‘‘Director/PDMR Shareholding’
Exhibit	99.4	Stock Exchange announcement dated	2 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.5	Stock Exchange announcement dated	3 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.6	Stock Exchange announcement dated	6 August 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.7	Stock Exchange announcement dated	6 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.8	Stock Exchange announcement dated	7 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.9	Stock Exchange announcement dated	8 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.10	Stock Exchange announcement dated	9 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.11	Stock Exchange announcement dated	10 August 2018	entitled	‘Director/PDMR Shareholding’
Exhibit	99.12	Stock Exchange announcement dated	10 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.13	Stock Exchange announcement dated	13 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.14	Stock Exchange announcement dated	14 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.15	Stock Exchange announcement dated	15 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.16	Stock Exchange announcement dated	16 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.17	Stock Exchange announcement dated	17 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.18	Stock Exchange announcement dated	20 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.19	Stock Exchange announcement dated	21 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.20	Stock Exchange announcement dated	22 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.21	Stock Exchange announcement dated	23 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.22	Stock Exchange announcement dated	24 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.23	Stock Exchange announcement dated	28 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.24	Stock Exchange announcement dated	29 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.25	Stock Exchange announcement dated	30 August 2018	entitled	‘Transaction in own shares’
Exhibit	99.26	Stock Exchange announcement dated	31 August 2018	entitled	‘Transaction in own shares’